May 31, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention: Sara D. Kalin, Branch Chief
           Messeret Nega,


Re: CWCapital Commercial Funding Corp. (the "Depositor") Registration Statement on Form S-3 Filed May 17, 2006 File No. 333-132103
      ------------------------------------------------------------

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated May 25, 2006. In that letter, you raised the comment below, which is followed by our response.

Comment
-------

      While we note the text you have added in response to prior comment 2, please revise to provide the form of disclosure you would provide in response to Item 1100(b)(1) by presenting delinquency experience in 30 or 31 day increments through charge-off.

Response
--------

      The Depositor has added a table indicating the applicable disclosure that it anticipates providing in response to 1100(b)(1) if it includes delinquent loans in an offering. The newly added table will show the aggregate number of delinquent loans falling within each 30 day increment through charge-off, beginning with loans that are 30 days or more delinquent.

Please call me at (212) 504-6309 if you have any questions.

Very truly yours,


/s/ Anna H. Glick

Anna H. Glick